Date    21 June 2001
Number  50/01


BHP ACQUIRES DIA MET MINERALS LTD

BHP Limited (BHP) today announced that it had successfully acquired 98.2 per cent of the Class A subordinate voting shares (Class A shares) and 84.9 per cent of the Class B multiple voting shares (Class B shares) of Dia Met Minerals Ltd. (Dia Met), for C$21.00 per share. This offer price values Dia Met at A$813 million.

All conditions of BHP's offers, including a minimum acceptance of 75 per cent of both classes of shares have been met.

The deposit period under the offers will now be extended from 6.00 pm (Pacific Standard Time) on 20 June 2001, to 6.00 pm (Pacific Standard Time) on 3 July 2001, in order to give shareholders further time to deposit their Class A and Class B shares to the offers.

After expiry of the deposit period, BHP intends to exercise its statutory right to compulsorily acquire the remaining Class A shares, having successfully deposited over 90 per cent of this class.

Following this, BHP may seek a meeting of Dia Met shareholders to consider a 'going private' transaction, whereby BHP will acquire any Class B shares not deposited under the offers.

President BHP Minerals Ron McNeilly said: "The EKATI (tm) Diamond Mine continues to be a great success for BHP and we are delighted to increase our ownership in this asset.

"We have recently announced substantial polished branding initiatives in Australia and North America and the acquisition of Dia Met will ensure that BHP continues to have access to the rough diamonds to support its branding programs."

Dia Met is a publicly traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent joint venture interest in the EKATI (tm) Diamond Mine, Canada's first commercial diamond mine.

BHP is the operator of the EKATI (tm) Diamond Mine and owns a 51 per cent joint venture interest. Charles Fipke and Stewart Blusson own 10 per cent of the joint venture respectively.

BHP previously announced that it has received all necessary regulatory approvals to complete the offers, following clearance by the Belgian competition authorities on 18 June 2001.

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS
Mandy Frostick
Manager Media Relations
Ph:  +61 3 9609 4157
Mob: +61 419 546 245

Graham Nicholls
Vice President External Affairs
BHP Diamonds
Ph:  +1 604 605 8666 ext 241
Mob: +1 604 818 0997

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  +61 3 9609 3540
Mob: +61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625